C. Patrick Gadson pgadson@velaw.com Tel +1.212.237.0198

January 18, 2024

VIA ELECTRONIC MAIL AND EDGAR

Daniel Duchovny

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	The Walt Disney Company
Soliciting Materials filed pursuant to Rule 14a-12
Filed by Blackwells Onshore I LLC, et al. on January 3, 2024
File No. 001-38842

Dear Mr. Duchovny:

Set forth below are the responses on behalf of Blackwells Onshore I LLC (“Blackwells”), Blackwells Capital LLC, Jason Aintabi, Craig Hatkoff, Jessica Schell and Leah Solivan (collectively with Blackwells, the “Blackwells Filers”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated January 10, 2024, with respect to the Blackwells Filers’ soliciting materials filed pursuant to Rule 14a-12 on Form DFAN14A, File No. 001-38842, filed with the Commission on January 3, 2024 (the “Soliciting Materials”) in relation to The Walt Disney Company (the “Company” or “Disney”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the Soliciting Materials, and all capitalized terms used but not defined herein have the same meaning as in the Soliciting Materials.

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.

RESPONSE: Blackwells respectfully acknowledges the Staff’s comments and provides support below.

Please provide the support described for the following disclosure:

●	that the solicitation by Trian “...is disconnected from the needs of Disney stakeholders”;

RESPONSE: Blackwells’ statement that the solicitation by Trian Fund Management, L.P. (“Trian”) “…is disconnected from the needs of Disney stakeholders” follows logically and closely from statements made in the Soliciting Materials describing Blackwells’ views about Trian’s campaign, the state of the Company in general and the needs of the Company’s shareholders. In particular, as stated in the Soliciting Materials, Blackwells believes that “Disney’s current leadership is invaluable to its shareholders” and that shareholders will benefit from the continued “turnaround and transformation efforts under the leadership of the current [board of directors] and CEO, Robert A. Iger, unbound by Trian Fund Management, L.P.” A replacement of incumbent directors with the candidates nominated by Trian as a result of a proxy contest (and in the wake of successive contested annual meetings foisted onto the Company by Trian) is clearly inconsistent with Blackwells’ stated support for the Company. Additionally, unlike Blackwells’ solicitation, Trian has not stated or otherwise implied any commitment to support appointing back any incumbent directors who fail to be re-elected due to the proxy contest. The “needs” as Blackwells sees them would clearly fail to be served by Trian’s desires. Blackwells has always held (and has previously publicly stated) that it believes that Trian’s campaign is an effort to displace, and, if successful, would result in the displacement of, experienced voices in the boardroom to the detriment of Disney shareholders.1

[1]	“Blackwells Capital Calls on Trian to End its Misguided and ‘Ego-Driven’ Campaign to Seek Board Representation at Disney” (November 30, 2023), publicly available at https://www.globenewswire.com/news-release/2023/11/30/2788983/0/en/Blackwells-Capital-Calls-on-Trian-to-End-its-Misguided-and-Ego-Driven-Campaign-to-Seek-Board-Representation-at-Disney.html.

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Securities and Exchange Commission January 18, 2024 Page 2

●	that Trian’s solicitation in 2023 was “unnecessary”;

RESPONSE: Blackwells’ statement that Trian’s solicitation in 2023 was “unnecessary” is the logical conclusion of Blackwells’ stated belief that “Disney’s current leadership is invaluable to its shareholders….”2 Blackwells so strongly believes this that in addition to nominating candidates that Blackwells expects will complement the skillsets and experience of the current Board, Blackwells has submitted a shareholder proposal specifying that any incumbent director outvoted by any non-Disney nominees be immediately appointed back to the Board following the completion of the 2024 Annual Meeting. We note that the idea that Trian’s solicitation in 2023 was “unnecessary” is not a novel one.3 On February 9, 2023, Reuters reported that a positive earnings and restructuring announcement by Disney on February 8, 2023 “handicapped [Mr. Peltz’s] chances of winning a protracted battle” and that “[p]eople familiar with Peltz’s thinking said he now felt it unnecessary to expend time and money on [the Disney] fight.”4 Indeed, it appears that Trian also felt that its solicitation in connection with the Company’s 2023 annual meeting of shareholders was “unnecessary,” as the fund terminated the solicitation 53 days prior to the date of the 2023 annual meeting of shareholders.5 There is no evidence that Trian terminated its solicitation as a result of any implied or express agreement with the Company. If Trian did not believe its 2023 solicitation was necessary, it is difficult to see why any other shareholder would think otherwise.

●	that “...Mr. Peltz’s latest effort is driven by animus against Mr. Iger, and an ego- driven urge to claim credit for a transformation already underway”;

RESPONSE: Blackwells’ statement regarding Mr. Peltz’s ego and animus against Mr. Iger is clearly qualified as an opinion, as the assertion is preceded by the phrase, “…we believe.” Blackwells believes that the animus stems in part from Mr. Peltz’s lack of success in Trian’s 2023 campaign—the “unnecessary proxy fight.” Blackwells respectfully submits that Mr. Peltz’s animosity towards Mr. Iger is evidenced by Trian’s partnership with two individuals with longstanding grudges against Disney. First, Isaac Perlmutter, a former Disney executive, owns 78% of the shares of the Company over which Mr. Peltz, through a voting arrangement, claims beneficial ownership.6 Mr. Perlmutter, who stridently supported Trian’s 2023 proxy fight against the Company, served as the Chairman of Marvel Entertainment (“Marvel”) until his termination by Disney on March 28, 2023. Mr. Perlmutter was previously removed from his role as Chief Executive Officer of Marvel in 2015. In response to Trian’s announcement that it intended to renew its proxy battle against Disney, Disney itself stated that Mr. Perlmutter “was terminated from his employment by Disney … and has voiced his longstanding personal agenda against Disney’s CEO, Robert A. Iger, which may be different than that of all other shareholders.”7 Mr. Perlmutter had a 30 year tenure at Marvel and was at the helm when Marvel was acquired by Disney in 2009.

Blackwells also submits that Trian’s nomination of Jay Rasulo further evidences Mr. Peltz’s hostility towards Mr. Iger. Mr. Rasulo was employed by Disney from 1986 until 2015, when he resigned from his position as Chief Financial Officer after being passed over for the role of Chief Operating Officer, much to the dismay of his close friend, Mr. Perlmutter. Mr. Rasulo was once considered to be a possible successor to Mr. Iger.

[2]	See, Soliciting Material under §240.14a-12, filed on Schedule 14A with the Commission on January 3, 2024 https://www.sec.gov/Archives/edgar/data/1744489/000121390024000867/ea191101-dfan14a_blackwells.htm.
[3]	See, e.g., “Disney’s Nelson Peltz drama ‘an unnecessary distraction’ for Bob Iger: Analyst” (January 12, 2023), publicly available at https://finance.yahoo.com/news/disneys-nelson-peltz-drama-an-unnecessary-distraction-for-bob-iger-analyst-180957208.html.
[4]	See, “Activist Peltz makes nice with Disney, ends board challenge” (February 9, 2023), publicly available at https://www.reuters.com/business/media-telecom/peltz-trian-ends-disney-board-challenge-after-ceo-iger-lays-out-key-changes-2023-02-09/.
[5]	Id.; Reuters reported Trian ended its 2023 solicitation on February 9, 2023, 53 days prior to the Company’s 2023 annual meeting of shareholders, which was held on April 3, 2023.
[6]	See, “Disney Says Nelson Peltz Ally Ike Perlmutter Has “Longstanding Personal Agenda” Against Bob Iger As Battle Heats Up” (November 30, 2023), publicly available at https://deadline.com/2023/11/nelson-peltz-trian-disney-board-bob-iger-1235644125/. See also, “Peltz’s Push for Disney Board Seats Boosted by Perlmutter’s Shares” (October 30, 2023), publicly available at https://www.wsj.com/business/media/peltzs-push-for-disney-board-seats-boosted-by-perlmutters-shares-a91f121e.
[7]	See, “Statement from The Walt Disney Company” (November 30, 2023), publicly available at https://thewaltdisneycompany.com/statement-from-the-walt-disney-company-3/.

Securities and Exchange Commission January 18, 2024 Page 3

Blackwells respectfully submits further that Mr. Peltz’s animosity towards Mr. Iger has not been a secret, as his public statements regarding Disney and Mr. Iger attest. Mr. Peltz has been a vocal critic of Mr. Iger and the direction of Disney under his leadership for years.

Blackwells believes that Disney is a company in the midst of a marked transformation, initiated by Mr. Iger and his team following Mr. Iger’s return as Chief Executive Officer. The goal of the transformation is “to make Disney’s businesses more efficient and effective, reinvigorate the creative engines that are foundational to all the company does, maximize Disney’s greatest brand and franchise assets and confront this period of significant industry disruption from a position of unrivaled strength.”8 The transformation has already yielded results, with Mr. Iger recently highlighting that management changes and efficiency improvements have created “a more cost-effective, coordinated and streamlined approach to [Disney’s] operations.”9 Cost cutting across the enterprise, has put “the Company on track to achieve roughly $7.5 billion in cost reductions – approximately $2 billion more than we originally targeted.”10 Further, Disney has drastically improved its direct-to-consumer operating income and approaches profitability in streaming.11 Blackwells believes that the attacks by Mr. Peltz ring hollow in light of the Company’s recent performance and direction and that Mr. Peltz hopes to take credit for a turnaround that is already well underway.

●	your reference to a “disgruntled former Disney employee”; and,

RESPONSE: Blackwells’ statement is supported by various reports that Mr. Rasulo was an executive at the Company but resigned from the Company after he was “passed over” as chief operating officer, which media outlets speculate meant he would not be considered for the position of future chief executive officer of the Company.12 This is despite Mr. Rasulo once being considered a potential successor to Mr. Iger.13 Further, Mr. Rasulo has also publicly stated, “[t]he Disney I know and love has lost its way…,” which indicates Mr. Rasulo’s dissatisfaction with the direction of the Company under the leadership of Mr. Iger.14 Mr. Rasulo is also a close friend of Mr. Perlmutter, who, as discussed above, Blackwells believes has his own grudge against Mr. Iger and the Company.

[8]	See, Preliminary Proxy Statement of The Walt Disney Company, filed on Schedule 14A with the Commission on January 16, 2024, publicly available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1744489/000174448924000050/dis-20240116.htm.
[9]	Id.
[10]	Id.
[11]	Id.
[12]	See, e.g., “Disney prepares for bitter battle as activist Peltz seeks two board seats” (December 14, 2023), publicly available at https://www.reuters.com/business/media-telecom/disney-prepares-bitter-battle-activist-peltz-seeks-two-board-seats-2023-12-14/; “Disney CFO Jay Rasulo, passed over for No. 2 role, will step down” (June 1, 2015), publicly available at https://www.latimes.com/entertainment/envelope/cotown/la-et-ct-disney-jay-rasulo-20150601-story.html.
[13]	See, “Disney prepares for bitter battle as activist Peltz seeks two board seats” (December 14, 2023), publicly available at https://www.reuters.com/business/media-telecom/disney-prepares-bitter-battle-activist-peltz-seeks-two-board-seats-2023-12-14/.
[14]	See, “Trian Nominates Two Candidates to The Walt Disney Company Board” (December 14, 2023), publicly available at https://www.globenewswire.com/news-release/2023/12/14/2796424/0/en/Trian-Nominates-Two-Candidates-to-The-Walt-Disney-Company-Board.html.

Securities and Exchange Commission January 18, 2024 Page 4

●	that “Mr. Peltz and his coterie seem to fail that test, time and time again” in reference to your belief that “Individuals seeking to gain representation on Disney’s Board must have skillsets that the Board needs as well as a demonstrable record of creating value for all stakeholders.”

RESPONSE: In support of this assertion, Blackwells respectfully submits that a January 2023 case study by Yale School of Management has concluded that more often than not, companies that have (or had) Mr. Peltz on their board of directors underperform the S&P 500 during the entirety of Mr. Peltz’s tenure on the board.15 Prominent cases of underperformance during Mr. Peltz’s board tenure include The Wendy’s Company, Mondelez International, Inc., Sysco Corporation, Janus Henderson Group, Legg Mason Inc. and Madison Square Garden Sports Corporation, measured by both share price performance as well as total shareholder return.16 As such, it is clear that Mr. Peltz has failed to create value for all stakeholders on numerous occasions.

2.	You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your statement listed below. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Your allegation that Trian and Mr. Peltz “appear to be grouping” with Ancora in a tacit reference (along with the letter filed as exhibit 2) to a failure to comply with federal securities laws and regulations.

RESPONSE: Blackwells respectfully acknowledges the Staff’s comment and notes that its assertion is expressed as a belief that Trian and Mr. Peltz “appear to be grouping” (emphasis added). Blackwells has come to this belief on the basis of public statements made by Ancora Holdings Group, LLC (“Ancora”) attacking both Disney and Blackwells and its statements supporting Trian.17 These actions have led to a public perception that Trian has Ancora “in its camp.”18 Blackwells respectfully notes that it has only asked the Company’s board of directors to investigate potential grouping based on these public statements and support of Trian and has not claimed that Ancora and Trian are definitively a group or that they have failed to comply with federal securities laws and regulations.

* * * * *

[15]	See, “Demystifying Nelson Peltz’s Track Record of Investment Underperformance” (January 2023), publicly available at https://yale.app.box.com/s/rmfa6of2q4mc578v5s8nvntz3x60x2im.
[16]	Id.
[17]	See, e.g., “Ancora Issues Letter to Fellow Shareholders of The Walt Disney Company Regarding the Value of Adding an Investor Representative to the Board” (December 5, 2023), publicly available at https://www.businesswire.com/news/home/20231205125895/en/Ancora-Issues-Letter-to-Fellow-Shareholders-of-The-Walt-Disney-Company-Regarding-the-Value-of-Adding-an-Investor-Representative-to-the-Board.
[18]	See, “Activist hedge fund fight with Disney heats up” (January 3, 2024), publicly available at https://www.axios.com/2024/01/03/disney-activist-hedgefund-valueact-trian.

Securities and Exchange Commission January 18, 2024 Page 5

Please contact me directly at (212) 237-0198 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ C. Patrick Gadson
C. Patrick Gadson

cc:	Jason Aintabi, Blackwells Onshore I LLC
Lawrence S. Elbaum, Vinson & Elkins L.L.P.